UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2017

WesBanco, Inc.
(Exact name of registrant as specified in its charter)

West Virginia	000-08467	55-0571723
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1 Bank Plaza, Wheeling, WV	26003
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code       (304) 234-9000

Former name or former address, if changed since last report  Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the
Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).    Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 Item 8.01 Other Events.

On December 22, 2017, H.R.1, known as the "Tax Cuts and Jobs Act," was signed into law. Among other things, the Tax Cuts and Jobs Act permanently lowers the corporate tax rate to 21% from the existing maximum rate of 35%, effective for tax years including or commencing January 1, 2018. As a result of the reduction of the corporate tax rate to 21%, U.S. generally accepted accounting principles require companies to re-value their deferred tax assets and liabilities as of the date of enactment, with resulting tax effects accounted for in the reporting period of enactment.

As of September 30, 2017,  WesBanco, Inc. (the "Company") had  net deferred tax assets of $47.1 million, and the Company is expected to remain in a net deferred tax asset position as of December 31, 2017. WesBanco will record a re-valuation of its deferred tax assets and liabilities as of December 31, 2017, at the new rate of 21%, based upon balances in existence at date of enactment. Based upon preliminary estimates, it is currently expected that the Company's net deferred tax assets will be written down by approximately $12 to $15 million in the fourth quarter of 2017. This estimate is based upon a review and analysis of the Company's net deferred tax assets at September 30, 2017, as well as expected adjustments to various deferred tax assets and liabilities in the fourth quarter, including those accounted for in accumulated other comprehensive income. WesBanco's actual write-down may vary materially from the estimated range due to a number of uncertainties and factors, including the completion of WesBanco's consolidated financial statements as of and for the year ending December 31, 2017, and is subject to further clarification of the new law that cannot be reasonably estimated at this time.

Cautionary Note Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements within the meaning of the federal securities laws. These forward looking statements include, without limitation, statements regarding our preliminary conclusion that we will need to record a valuation allowance with respect to our deferred tax assets and the timing and estimated range of such valuation allowance. Words such as "expect," "anticipate," "believes," "estimated," "approximately," "continued," "should," "will" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, and other factors, including uncertainties in our preliminary review of, and additional analysis with respect to, the impact of H.R.1., as well as additional risks and uncertainties contained in the "Risk Factors" and forward-looking statements disclosure contained in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, any or all of which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results and estimates contemplated in the forward-looking statements will be realized.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger with First Sentry Bancshares, Inc. ("First Sentry"), WesBanco filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of First Sentry and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF FIRST SENTRY AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement/Prospectus will be mailed to shareholders of First Sentry prior to the First Sentry shareholder meeting, which has not yet been scheduled. In addition, the Registration Statement on Form S-4, which includes the Proxy Statements/Prospectus, and other related documents filed by WesNanco with the SEC, may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from WesBanco's website at http://www.wesbanco.com.

Participants in the Solicitation

WesBanco and First Sentry and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of First Sentry in connection with the proposed merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco's 2017 annual meeting of shareholders, as filed with the SEC on March 14, 2017. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of First Sentry shareholders in connection with the proposed merger is included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC or WesBanco using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FIRST SENTRY SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WesBanco, Inc.
(Registrant)

Date: December 29, 2017	/s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer